

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2022

Cynthia French
Chief Financial Officer
ParkerVision Inc.
4446-1A Hendricks Avenue, Suite 354
Jacksonville, Florida 32207

      Re: ParkerVision Inc.
          Registration Statement on Form S-1
          Filed January 13, 2022
          File No. 333-262147

Dear Ms. French:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Paul Lucido